

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
Andrew S. Thomas
Chief Executive Officer
Skkynet Cloud Systems, Inc.
20 Bay Street – Suite 1100
Toronto, Ontario
Canada M5J 2N8

> **Re: Skkynet Cloud Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2012**
> **File No. 333-180951**

Dear Mr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Registration Cover Page

2.   Please tell us why the cover page indicates that the securities being registered are not being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. We note that you have provided the undertakings relating to an offering under Rule 415.

Prospectus Summary

Financing of Ongoing and New Business Financing, page 2

3.   Please revise your statement that you "intend to fund your ongoing and immediate future activities from current revenues" to clarify that your accountants have issued a "going concern" opinion with regard to your continuing ability to operate as a result of cash flow constraints. Further, please revise your section under "Business Revenues" in the prospectus summary to focus your disclosure on the company's current financial condition rather than predictions of future revenue.

Risk Factors, page 4

4.   We note that some of your risk factors discuss several distinct risks to the company or an investment in the company's securities under one heading. Consider revising the risk factors, particularly those listed in bullet point format on page 6, to provide separately captioned paragraphs that address specifically how the conditions and uncertainties present material risks to potential investors.

5.   We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many

regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. In addition, please revise your statement on page 32 that you will become subject to the full informational and periodic reporting requirements of the Exchange Act.

Any significant disruption in our hosting network infrastructure could harm…, page 7

6.   Please clarify your statement that your hosting infrastructure is an "optional part" of your business operations.

Selling Stockholders, page 13

7.   Please disclose the individual or individuals who exercise the voting and dispositive powers with regard to the shares being offered for resale by legal entities, such as Baypoint Investments, Ltd., Burnt Rock Investments, Ltd, Hampton Bays Holdings, Ltd., Stoneland, Ltd., and Insequor Capital, Inc. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/ guidance/regs-kinterp.htm.

Interest of Named Experts and Counsel, page 25

8.   Please revise to clarify that Richard C. Fox of Fox Law Offices, P.A., who provided the legal opinion regarding the validity of the securities being registered, is an officer of the company.

Business, page 26

9.   With respect to all third-party statements in your prospectus -- such as market data by the International Data Corporation, Infonetics Research, and Ovum -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Please tell us whether any of the reports were prepared for you or in connection with the offering. Also, ensure that the dates of the reports are disclosed in the prospectus.

10.   Please revise the description of your business to clarify your key products and services. For example, clarify your references to "Supervisory Control and Data Acquisition (SCADA)" and your "DataHub software."

11.   We note your disclosure that the company was formed primarily for the purpose of taking the existing business lines of Cogent and integrating these businesses with Cloud based systems. Please clarify whether the company had any business operations or revenue prior to the merger with Cogent in March 2012.

Our acquisition of Cogent, page 26

12.   We note your disclosure elsewhere that you issued 5,000 shares of the company's Series A Preferred Stock to Sakura Software and Benford Consultancy in March 2012. Please tell us whether this issuance was connected to the issuance of the acquisition of Cogent from Sakura Software and Benford Consultancy in March 2012.

Our Customers, page 26

13.   We note that you have included a selected list of customers. Please disclose whether each customer is a current customer and the objective criteria you used in selecting the customers you identified by name, which will assist investors in understanding their significance to you. Indicate the percentage of your revenues each identified customer represents or otherwise indicate their level of significance.

Report of Independent Registered Public Accounting Firm, page F-2

14.   Please revise the introductory paragraph to indicate, if true, that Hood audited the accompanying balance sheets as of October 31, 2011 and 2010 and the related statements of operations, shareholders' equity, and cash flows for the years ended October 31, 2011 and 2010.

Management's Discussion and Analysis

Overview, page 33

15.   Consider expanding your overview section to provide a balanced, executive-level discussion that identifies and gives insight into the material opportunities, challenges and risks facing the company, such as those presented by known material trends and uncertainties, as well as the actions management is taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, discuss the risks and uncertainties involved in offering the Cloud as an extension of your local process. As a further example, discuss any challenges in meeting the company's cash needs and how you will address the additional costs of be a publicly reporting company.

Results of Operations, page 33

16.   Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results. For example, discuss the underlying events that affected the increase in revenue from the growth of your customer base and the additional volume from existing customers in fiscal years 2011, 2010 and the three month ended January 31, 2012. As a further example, explain the reasons for the reduced direct costs in 2011 and the higher general and administrative expenses in 2011. Explain whether these changes in revenue are related to a trend or known demands or whether they are the result of isolated events.

Liquidity and Capital Resources, page 34

17.   We note your disclosure on page 35 that the company's existing capital may not be sufficient to meet the company's cash needs, including the costs of compliance with the reporting requirements under the Securities Exchange Act. Please revise to disclose the minimum dollar amount of funding you require to conduct operations for a minimum period of one year. Also disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

18.   Please disclose the material terms of the notes with your officers and directors, including the terms of repayment. Please tell us what consideration you have given to filing the notes that you issued to your officers and directors as exhibits to this registration statement. See Item 601(b)(10) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 36

19.   We note your disclosure on page 31 that you have four officers but you list five officers on page 36. Please advise.

20.   Please disclose the names of the three public companies on which Mr. Lowell Holden currently serves as a member of the board of directors. See Item 401(e)(2) of Regulation S-K.

21.   Please revise the biography of Paul E. Thomas to include all of his business experience in the last five years. We note that the biographical description of Mr. Thomas does not disclose that he is the Vice President of Intellectual Property of Cogent as stated on page 40.

22.   It appears that all of the executive officers and directors were appointed in November 2011. Please disclose the names of the executive officers and directors for the period between August 31, 2011 and November 2011.

23.   It appears that some of the executive officers and key employees are currently engaged in other business activities outside the company. We also note that the employment agreements for the named executive officers permit the officers to engage in other limited business activities that are not competitive with and do not involve the company. Please add a risk factor that alerts investors to a potential conflict of interest regarding these relationships and disclose any policies or procedures for the review and approval of any transactions that may cause a conflict of interest. Disclose the minimum amount of business time that each of the executive officers and key employees devote to Skkynet Cloud Systems.

24.   Please disclose the specific "experience, qualifications, attributes or skills" of each director that led the company to conclude that the individual should serve as a director. See Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 41

25.   Please revise to provide a materially complete discussion of the Master Intellectual Property Assignment Agreement and the License Agreement between to Real Innovations International LLC and Cogent. For example, it appears that you should discuss the payment of $30,000 by Real Innovations to Cogent in consideration for the sale and transfer of the intellectual property.

26.   Please tell us what consideration you have given to disclosing the loans from your officers and directors that you discuss on page 34.

Part II – Information Not Required in the Prospectus

Item 14. Recent Sales of Unregistered Securities, page II-1

27.   Please tell us why you have disclosed the issuance of the Series A preferred shares under this section. See Item 701 of Regulation S-K.

Exhibit 23.1

28.   We note that Hood & Associates, CPAs, P.C. (Hood) did not consent to the reference to them as experts in the registration statement. Please revise to state, if true, that Hood consents to the reference to them as "experts" in the registration statement. Also, please revise to reference all of the periods the audit opinion covers or consider removing the reference to "the year ended October 31, 2011" since the registration statement includes several other audited periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3735. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Sol V. Slotnik